Room 4561

Mr. Allan L. Frank
Vice President, Secretary and Chief Financial Officer
Axcess International Inc.
3208 Commander Drive
Carrollton, Texas 75006

Re: Axcess International Inc.
Preliminary Proxy Statement on Schedule 14A filed May 4, 2006
File No. 0-11933

Dear Mr. Frank:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Executive Compensation, page 12

1.   It appears that you planned to include a table disclosing stock options granted in 2005 to your named executive officers, but such table does not appear to have been included in your proxy statement. Please revise or otherwise advise.

Certain Relationships and Related Transactions, page 13

2.   Please disclose the relationship to you of each party for whom disclosure has been made in this section.

Proposal 3, page 16

3.   For purposes of clarity and pursuant to Rules 14a-4(a)(3) and (b)(1) under the Exchange Act, please separate the charter amendment to change your authorized capital and the certificates of designation you are presenting to stockholders for approval into two distinct proposals.

4.   With respect to your proposal seeking stockholder approval for the certificates of designation, please disclose the material terms of the series of preferred stock and the purpose for their creation. Please also advise us the basis for seeking stockholder approval for the creation of such series of preferred stock and whether the board of directors previously had blank check preferred stock authority. If not, it appears that your proposed charter amendment is newly conferring this authority and disclosure regarding this effect should be had in your proxy statement.

5.   It appears that some shares of the series of preferred stock have been sold and issued. Please discuss the basis upon which you sold such shares prior to their creation and any material obligations or liabilities as a result. In addition, it appears that you have included the previously issued Series 2003B preferred stock, Series 2004 preferred stock and Series 2005 preferred stock, for which you are seeking shareholder approval, as part of the "Voting Preferred Stock" entitled to vote at the annual meeting. Please provide an analysis as to whether these shares were indeed outstanding and entitled to vote at the record date, when their designation has yet to be approved by the stockholders.

6.   In light of the increase in available capital as a result of your proposal, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. We note your disclosure on page 17 regarding certain anti-takeover effects. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Proposal 4, page 17

7.   You are seeking the ratification by stockholders for the issuance of securities. Accordingly, disclosure pursuant to Items 11 and 13(a) of Schedule 14A appear necessary. Please provide such disclosure or advise us otherwise.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Barbara C. Jacobs
Assistant Director